UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                A. Schulman, Inc.
                                -----------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                    808194104
                                    ---------
                                 (CUSIP Number)


                Mr. James A. Mitarotonda c/o Barington Companies
                              Equity Partners, L.P.
                         888 Seventh Avenue, 17th Floor
                               New York, NY 10019
                                 (212) 974-5700
                                 --------------

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                  May 26, 2005
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                                  SCHEDULE 13D
CUSIP No. 808194104
-------------------

1) NAME OF REPORTING PERSON
   S.S.  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Barington Companies Equity Partners, L.P.                      13-4088890
 ------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  [x]

                                                    (b)  |_|
-------------------------------------------------------------------------------
3) SEC USE ONLY

-------------------------------------------------------------------------------
4) SOURCE OF FUNDS                WC

-------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                       |_|
-------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
-------------------------------------------------------------------------------
                        7) SOLE VOTING POWER
NUMBER OF                           390,914
SHARES            -------------------------------------------------------------
BENEFICIALLY            8) SHARED VOTING POWER
OWNED BY                            none
EACH              -------------------------------------------------------------
REPORTING               9) SOLE DISPOSITIVE POWER
PERSON                              390,914
WITH              -------------------------------------------------------------
                       10) SHARED DISPOSITIVE POWER
                                    none
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    390,914
-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                         |_|
-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    1.27%
-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                       PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 808194104
-------------------

1) NAME OF REPORTING PERSON
   S.S.  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Barington Companies Investors, LLC                             13-4126527
 ------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  [x]

                                                    (b)  |_|
-------------------------------------------------------------------------------
3) SEC USE ONLY

-------------------------------------------------------------------------------
4) SOURCE OF FUNDS                00

-------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                       |_|
-------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
-------------------------------------------------------------------------------
                        7) SOLE VOTING POWER
NUMBER OF                           390,914
SHARES            -------------------------------------------------------------
BENEFICIALLY            8) SHARED VOTING POWER
OWNED BY                            none
EACH              -------------------------------------------------------------
REPORTING               9) SOLE DISPOSITIVE POWER
PERSON                              390,914
WITH              -------------------------------------------------------------
                       10) SHARED DISPOSITIVE POWER
                                    none
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    390,914
-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                         |_|
-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    1.27%
-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                       00
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 808194104
-------------------

1) NAME OF REPORTING PERSON
   S.S.  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Barington Companies Offshore Fund, Ltd. (BVI)
 ------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  [x]

                                                    (b)  |_|
-------------------------------------------------------------------------------
3) SEC USE ONLY

-------------------------------------------------------------------------------
4) SOURCE OF FUNDS                WC

-------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                       |_|
-------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION
                  British Virgin Islands
-------------------------------------------------------------------------------
                        7) SOLE VOTING POWER
NUMBER OF                           118,325
SHARES            -------------------------------------------------------------
BENEFICIALLY            8) SHARED VOTING POWER
OWNED BY                            none
EACH              -------------------------------------------------------------
REPORTING               9) SOLE DISPOSITIVE POWER
PERSON                              118,325
WITH              -------------------------------------------------------------
                       10) SHARED DISPOSITIVE POWER
                                    none
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    118,325
-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                         |_|
-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                       0.39%
-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                       OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 808194104
-------------------

1) NAME OF REPORTING PERSON
   S.S.  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Barington Companies Advisors, LLC                              20-0327470
 ------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  [x]

                                                    (b)  |_|
-------------------------------------------------------------------------------
3) SEC USE ONLY

-------------------------------------------------------------------------------
4) SOURCE OF FUNDS                00

-------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                       |_|
-------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
-------------------------------------------------------------------------------
                        7) SOLE VOTING POWER
NUMBER OF                           118,325
SHARES            -------------------------------------------------------------
BENEFICIALLY            8) SHARED VOTING POWER
OWNED BY                            301,591
EACH              -------------------------------------------------------------
REPORTING               9) SOLE DISPOSITIVE POWER
PERSON                              118,325
WITH              -------------------------------------------------------------
                       10) SHARED DISPOSITIVE POWER
                                    301,591
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    419,916
-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                         |_|
-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    1.37%
-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                       IA, OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 808194104
-------------------

1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Barington Capital Group, L.P.                                  13-3635132
 ------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  [x]

                                                    (b)  |_|
-------------------------------------------------------------------------------
3) SEC USE ONLY

-------------------------------------------------------------------------------
4) SOURCE OF FUNDS                00

-------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                       |_|
-------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York
-------------------------------------------------------------------------------
                        7) SOLE VOTING POWER
NUMBER OF                           509,239
SHARES            -------------------------------------------------------------
BENEFICIALLY            8) SHARED VOTING POWER
OWNED BY                            301,591
EACH              -------------------------------------------------------------
REPORTING               9) SOLE DISPOSITIVE POWER
PERSON                              509,239
WITH              -------------------------------------------------------------
                       10) SHARED DISPOSITIVE POWER
                                    301,591
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    810,830
-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                         |_|
-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    2.64%
-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                       PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 808194104
-------------------

1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       LNA Capital Corp.                                              13-3635168
 ------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  [x]

                                                    (b)  |_|
-------------------------------------------------------------------------------
3) SEC USE ONLY

-------------------------------------------------------------------------------
4) SOURCE OF FUNDS                00

-------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                       |_|
-------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
-------------------------------------------------------------------------------
                        7) SOLE VOTING POWER
NUMBER OF                           509,239
SHARES            -------------------------------------------------------------
BENEFICIALLY            8) SHARED VOTING POWER
OWNED BY                            301,591
EACH              -------------------------------------------------------------
REPORTING               9) SOLE DISPOSITIVE POWER
PERSON                              509,239
WITH              -------------------------------------------------------------
                       10) SHARED DISPOSITIVE POWER
                                    301,591
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    810,830
-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                         |_|
-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    2.64%
-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                       CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 808194104
-------------------

1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       James Mitarotonda
 ------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  [x]

                                                    (b)  |_|
-------------------------------------------------------------------------------
3) SEC USE ONLY

-------------------------------------------------------------------------------
4) SOURCE OF FUNDS                00

-------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                       |_|
-------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
-------------------------------------------------------------------------------
                        7) SOLE VOTING POWER
NUMBER OF                           509,239
SHARES            -------------------------------------------------------------
BENEFICIALLY            8) SHARED VOTING POWER
OWNED BY                            301,591
EACH              -------------------------------------------------------------
REPORTING               9) SOLE DISPOSITIVE POWER
PERSON                              509,239
WITH              -------------------------------------------------------------
                       10) SHARED DISPOSITIVE POWER
                                    301,591
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    810,830
-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                         |_|
-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    2.64%
-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                       IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 808194104
-------------------

1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Parche, LLC                                                    20-0870632
 ------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  [x]

                                                    (b)  |_|
-------------------------------------------------------------------------------
3) SEC USE ONLY

-------------------------------------------------------------------------------
4) SOURCE OF FUNDS                WC

-------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                       |_|
-------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
-------------------------------------------------------------------------------
                        7) SOLE VOTING POWER
NUMBER OF                           137,292
SHARES            -------------------------------------------------------------
BENEFICIALLY            8) SHARED VOTING POWER
OWNED BY                            none
EACH              -------------------------------------------------------------
REPORTING               9) SOLE DISPOSITIVE POWER
PERSON                              137,292
WITH              -------------------------------------------------------------
                       10) SHARED DISPOSITIVE POWER
                                    none
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    137,292
-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                         |_|
-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    0.45%
-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                       OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 808194104
-------------------

1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Starboard Value & Opportunity Fund, LLC                        37-1484524
 ------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  [x]

                                                    (b)  |_|
-------------------------------------------------------------------------------
3) SEC USE ONLY

-------------------------------------------------------------------------------
4) SOURCE OF FUNDS                WC

-------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                       |_|
-------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
-------------------------------------------------------------------------------
                        7) SOLE VOTING POWER
NUMBER OF                           720,798
SHARES            -------------------------------------------------------------
BENEFICIALLY            8) SHARED VOTING POWER
OWNED BY                            none
EACH              -------------------------------------------------------------
REPORTING               9) SOLE DISPOSITIVE POWER
PERSON                              720,798
WITH              -------------------------------------------------------------
                       10) SHARED DISPOSITIVE POWER
                                    none
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    720,798
-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                         |_|
-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    2.35%
-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                       OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 808194104
-------------------

1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Admiral Advisors, LLC                                          37-1484524
 ------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  [x]

                                                    (b)  |_|
-------------------------------------------------------------------------------
3) SEC USE ONLY

-------------------------------------------------------------------------------
4) SOURCE OF FUNDS                OO

-------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                       |_|
-------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
-------------------------------------------------------------------------------
                        7) SOLE VOTING POWER
NUMBER OF                           858,090
SHARES            -------------------------------------------------------------
BENEFICIALLY            8) SHARED VOTING POWER
OWNED BY                            none
EACH              -------------------------------------------------------------
REPORTING               9) SOLE DISPOSITIVE POWER
PERSON                              858,090
WITH              -------------------------------------------------------------
                       10) SHARED DISPOSITIVE POWER
                                    none
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    858,090
-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                         |_|
-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                       2.8%
-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                       OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 808194104
-------------------

1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Ramius Capital Group, LLC                                      13-3937658
 ------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  [x]

                                                    (b)  |_|
-------------------------------------------------------------------------------
3) SEC USE ONLY

-------------------------------------------------------------------------------
4) SOURCE OF FUNDS                OO

-------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                       |_|
-------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
-------------------------------------------------------------------------------
                        7) SOLE VOTING POWER
NUMBER OF                           858,090
SHARES            -------------------------------------------------------------
BENEFICIALLY            8) SHARED VOTING POWER
OWNED BY                            none
EACH              -------------------------------------------------------------
REPORTING               9) SOLE DISPOSITIVE POWER
PERSON                              858,090
WITH              -------------------------------------------------------------
                       10) SHARED DISPOSITIVE POWER
                                    none
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    858,090
-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                         |_|
-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    2.8%
-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                    IA,OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 808194104
-------------------

1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       C4S & Co., LLC                                                 13-3946794
 ------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  [x]

                                                    (b)  |_|
-------------------------------------------------------------------------------
3) SEC USE ONLY

-------------------------------------------------------------------------------
4) SOURCE OF FUNDS                OO

-------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                       |_|
-------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
-------------------------------------------------------------------------------
                        7) SOLE VOTING POWER
NUMBER OF                           858,090
SHARES            -------------------------------------------------------------
BENEFICIALLY            8) SHARED VOTING POWER
OWNED BY                            none
EACH              -------------------------------------------------------------
REPORTING               9) SOLE DISPOSITIVE POWER
PERSON                              858,090
WITH              -------------------------------------------------------------
                       10) SHARED DISPOSITIVE POWER
                                    none
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    858,090
-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                         |_|
-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    2.8%
-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                    OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 808194104
-------------------

1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Peter A. Cohen
 ------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  [x]

                                                    (b)  |_|
-------------------------------------------------------------------------------
3) SEC USE ONLY

-------------------------------------------------------------------------------
4) SOURCE OF FUNDS                OO

-------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                       |_|
-------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
-------------------------------------------------------------------------------
                        7) SOLE VOTING POWER
NUMBER OF                           none
SHARES            -------------------------------------------------------------
BENEFICIALLY            8) SHARED VOTING POWER
OWNED BY                            858,090
EACH              -------------------------------------------------------------
REPORTING               9) SOLE DISPOSITIVE POWER
PERSON                              none
WITH              -------------------------------------------------------------
                       10) SHARED DISPOSITIVE POWER
                                    858,090
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    858,090
-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                         |_|
-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    2.8%
-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                    IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 808194104
-------------------

1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Morgan B. Stark
 ------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  [x]

                                                    (b)  |_|
-------------------------------------------------------------------------------
3) SEC USE ONLY

-------------------------------------------------------------------------------
4) SOURCE OF FUNDS                OO

-------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                       |_|
-------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
-------------------------------------------------------------------------------
                        7) SOLE VOTING POWER
NUMBER OF                           none
SHARES            -------------------------------------------------------------
BENEFICIALLY            8) SHARED VOTING POWER
OWNED BY                            858,090
EACH              -------------------------------------------------------------
REPORTING               9) SOLE DISPOSITIVE POWER
PERSON                              none
WITH              -------------------------------------------------------------
                       10) SHARED DISPOSITIVE POWER
                                    858,090
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    858,090
-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                         |_|
-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    2.8%
-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                    IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 808194104
-------------------

1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Jeffrey M. Solomon
 ------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  [x]

                                                    (b)  |_|
-------------------------------------------------------------------------------
3) SEC USE ONLY

-------------------------------------------------------------------------------
4) SOURCE OF FUNDS                OO

-------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                       |_|
-------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
-------------------------------------------------------------------------------
                        7) SOLE VOTING POWER
NUMBER OF                           none
SHARES            -------------------------------------------------------------
BENEFICIALLY            8) SHARED VOTING POWER
OWNED BY                            858,090
EACH              -------------------------------------------------------------
REPORTING               9) SOLE DISPOSITIVE POWER
PERSON                              none
WITH              -------------------------------------------------------------
                       10) SHARED DISPOSITIVE POWER
                                    858,090
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    858,090
-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                         |_|
-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    2.8%
-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                    IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 808194104
-------------------

1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Thomas W. Strauss
 ------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  [x]

                                                    (b)  |_|
-------------------------------------------------------------------------------
3) SEC USE ONLY

-------------------------------------------------------------------------------
4) SOURCE OF FUNDS                OO

-------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                       |_|
-------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
-------------------------------------------------------------------------------
                        7) SOLE VOTING POWER
NUMBER OF                           none
SHARES            -------------------------------------------------------------
BENEFICIALLY            8) SHARED VOTING POWER
OWNED BY                            858,090
EACH              -------------------------------------------------------------
REPORTING               9) SOLE DISPOSITIVE POWER
PERSON                              none
WITH              -------------------------------------------------------------
                       10) SHARED DISPOSITIVE POWER
                                    858,090
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    858,090
-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                         |_|
-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    2.8%
-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                    IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 808194104
-------------------

1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Millenco, L.P.                                                 13-3532932
 ------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  [x]

                                                    (b)  |_|
-------------------------------------------------------------------------------
3) SEC USE ONLY

-------------------------------------------------------------------------------
4) SOURCE OF FUNDS                WC

-------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                       |_|
-------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
-------------------------------------------------------------------------------
                        7) SOLE VOTING POWER
NUMBER OF                           none
SHARES            -------------------------------------------------------------
BENEFICIALLY            8) SHARED VOTING POWER
OWNED BY                            341,459
EACH              -------------------------------------------------------------
REPORTING               9) SOLE DISPOSITIVE POWER
PERSON                              none
WITH              -------------------------------------------------------------
                       10) SHARED DISPOSITIVE POWER
                                    341,459
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    341,459
-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                         |_|
-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    1.11%
-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                    PN,BD
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 808194104
-------------------

1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Millennium Management, L.L.C.                                  13-3804139
 ------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  [x]

                                                    (b)  |_|
-------------------------------------------------------------------------------
3) SEC USE ONLY

-------------------------------------------------------------------------------
4) SOURCE OF FUNDS                OO

-------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                       |_|
-------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
-------------------------------------------------------------------------------
                        7) SOLE VOTING POWER
NUMBER OF                           none
SHARES            -------------------------------------------------------------
BENEFICIALLY            8) SHARED VOTING POWER
OWNED BY                            341,459
EACH              -------------------------------------------------------------
REPORTING               9) SOLE DISPOSITIVE POWER
PERSON                              none
WITH              -------------------------------------------------------------
                       10) SHARED DISPOSITIVE POWER
                                    341,459
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    341,459
-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                         |_|
-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    1.11%
-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                    OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 808194104
-------------------

1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Israel A. Englander
 ------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  [x]

                                                    (b)  |_|
-------------------------------------------------------------------------------
3) SEC USE ONLY

-------------------------------------------------------------------------------
4) SOURCE OF FUNDS                OO

-------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                       |_|
-------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
-------------------------------------------------------------------------------
                        7) SOLE VOTING POWER
NUMBER OF                           none
SHARES            -------------------------------------------------------------
BENEFICIALLY            8) SHARED VOTING POWER
OWNED BY                            341,459
EACH              -------------------------------------------------------------
REPORTING               9) SOLE DISPOSITIVE POWER
PERSON                              none
WITH              -------------------------------------------------------------
                       10) SHARED DISPOSITIVE POWER
                                    341,459
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    341,459
-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                         |_|
-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    1.11%
-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                    IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 808194104
-------------------

1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       RJG Capital Partners, L.P.                                     20-0133443
 ------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  [x]

                                                    (b)  |_|
-------------------------------------------------------------------------------
3) SEC USE ONLY

-------------------------------------------------------------------------------
4) SOURCE OF FUNDS                WC

-------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                       |_|
-------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
-------------------------------------------------------------------------------
                        7) SOLE VOTING POWER
NUMBER OF                           12,500
SHARES            -------------------------------------------------------------
BENEFICIALLY            8) SHARED VOTING POWER
OWNED BY                            none
EACH              -------------------------------------------------------------
REPORTING               9) SOLE DISPOSITIVE POWER
PERSON                              12,500
WITH              -------------------------------------------------------------
                       10) SHARED DISPOSITIVE POWER
                                    none
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    12,500
-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                         |_|
-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    0.04%
-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                    PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 808194104
-------------------

1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       RJG Capital Management, LLC                                    20-0027325
 ------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  [x]

                                                    (b)  |_|
-------------------------------------------------------------------------------
3) SEC USE ONLY

-------------------------------------------------------------------------------
4) SOURCE OF FUNDS                OO

-------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                       |_|
-------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
-------------------------------------------------------------------------------
                        7) SOLE VOTING POWER
NUMBER OF                           12,500
SHARES            -------------------------------------------------------------
BENEFICIALLY            8) SHARED VOTING POWER
OWNED BY                            none
EACH              -------------------------------------------------------------
REPORTING               9) SOLE DISPOSITIVE POWER
PERSON                              12,500
WITH              -------------------------------------------------------------
                       10) SHARED DISPOSITIVE POWER
                                    none
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    12,500
-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                         |_|
-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    0.04%
-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                    OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 808194104
-------------------

1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Ronald Gross
 ------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  [x]

                                                    (b)  |_|
-------------------------------------------------------------------------------
3) SEC USE ONLY

-------------------------------------------------------------------------------
4) SOURCE OF FUNDS                OO

-------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                       |_|
-------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
-------------------------------------------------------------------------------
                        7) SOLE VOTING POWER
NUMBER OF                           12,500
SHARES            -------------------------------------------------------------
BENEFICIALLY            8) SHARED VOTING POWER
OWNED BY                            none
EACH              -------------------------------------------------------------
REPORTING               9) SOLE DISPOSITIVE POWER
PERSON                              12,500
WITH              -------------------------------------------------------------
                       10) SHARED DISPOSITIVE POWER
                                    none
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    12,500
-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                         |_|
-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    0.04%
-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
                                    IN
-------------------------------------------------------------------------------

Item 1.           Security and Issuer.
                  -------------------

      This statement on Schedule 13D (the "Statement") relates to the common stock, par value $1.00 per share (the "Common Stock"), of A. Schulman, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 3550 West Market Street, Akron, Ohio 44333.

Item 2.           Identity and Background.
                  -----------------------

      (a) - (c) This Statement is being filed by Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Companies Offshore Fund, Ltd. (BVI), Barington Companies Advisors, LLC, Barington Capital Group, L.P., LNA Capital Corp., James Mitarotonda, Parche, LLC, Starboard Value & Opportunity Fund, LLC, Admiral Advisors, LLC, Ramius Capital Group, LLC, C4S & Co., LLC, Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon, Thomas W. Strauss, Millenco, L.P., Millennium Management, L.L.C., Israel A. Englander, RJG Capital Partners, L.P., RJG Capital Management, LLC and Ronald Gross (each, a "Reporting Entity" and, collectively, the "Reporting Entities").

      As of the date of this filing, the Reporting Entities are the beneficial owners of, in the aggregate, 1,721,288 shares of Common Stock, representing approximately 5.61% of the shares of Common Stock presently outstanding.

            Barington Companies Equity Partners, L.P. is a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal offices of Barington Companies Equity Partners, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

            Barington Companies Offshore Fund, Ltd. (BVI) is a limited company organized under the laws of the British Virgin Islands formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal offices of Barington Companies Offshore Fund, Ltd. (BVI) is c/o Bison Financial Services LTD, Bison Court, Road Town, Tortola, British Virgin Islands. The officers and directors of Barington Companies Offshore Fund, Ltd. (BVI) and their principal occupations and business addresses are set forth on Schedule I and incorporated by reference in this Item 2.

       The general partner of Barington Companies Equity Partners, L.P. is Barington Companies Investors, LLC. Barington Companies Investors, LLC is a Delaware limited liability company formed to be the general partner of Barington Companies Equity Partners, L.P. The address of the principal offices of Barington Companies Investors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the Managing Member of Barington Companies Investors, LLC. The business address of Mr. Mitarotonda is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.

       Barington Companies Investors, LLC is a majority-owned subsidiary of Barington Capital Group, L.P. Barington Capital Group, L.P. is a New York limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies.

The address of the principal business and principal offices of Barington Capital Group, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      Barington Capital Group, L.P. is also the Managing Member of Barington Companies Advisors, LLC, the investment advisor of Barington Companies Offshore Fund, Ltd. (BVI), which has voting power with respect to the shares owned by Barington Companies Offshore Fund, Ltd. (BVI). Barington Companies Advisors, LLC is a Delaware limited liability company formed to be the investment advisor of Barington Companies Offshore Fund, Ltd. (BVI). The address of the principal offices of Barington Companies Advisors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      The general partner of Barington Capital Group, L.P. is LNA Capital Corp. LNA Capital Corp. is a Delaware corporation formed to be the general partner of Barington Capital Group, L.P. The address of the principal business and principal offices of LNA Capital Corp. is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the sole stockholder and director of LNA Capital Corp. The officers of LNA and their principal occupations and business addresses are set forth on Schedule II and incorporated by reference in this Item 2.

      Each of Starboard Value & Opportunity Fund, LLC and Parche, LLC is a Delaware limited liability company formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. The address of the principal offices of Starboard Value & Opportunity Fund, LLC and Parche, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017.

      The Managing Member of each of Starboard Value & Opportunity Fund, LLC and Parche, LLC is Admiral Advisors, LLC, a Delaware limited liability company formed to be the managing member of Starboard Value & Opportunity Fund, LLC and Parche, LLC. The address of the principal offices of Admiral Advisors, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017.

      The sole member of Admiral Advisors, LLC is Ramius Capital Group, LLC. Ramius Capital Group, LLC is a Delaware limited liability company that is engaged in money management and investment advisory services for third parties and proprietary accounts. The address of the principal offices of Ramius Capital Group, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017. The Managing Member of Ramius Capital Group, LLC is C4S & Co., LLC, a Delaware limited liability company formed to be the managing member of Ramius Capital Group, LLC. The address of the principal offices of C4S & Co., LLC is 666 Third Avenue, 26th Floor, New York, New York 10017. Each of Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss is a Managing Member of C4S & Co., LLC. The business address of each of Messrs. Cohen, Stark, Solomon and Strauss is 666 Third Avenue, 26th Floor, New York, New York 10017.

      Millenco, L.P., is a Delaware limited partnership and a registered broker-dealer. The address of the principal offices of Millenco, L.P. is 666 Fifth Avenue, New York, New York 10103.

      The general partner of Millenco, L.P. is Millennium Management, L.L.C. Millennium Management, L.L.C. is a Delaware limited liability company which acts as the general partner of Millenco, L.P. and the managing general partner of Millennium Partners, L.P. The address of the principal offices of Millennium Management, L.L.C. is 666 Fifth Avenue, New York, New York 10103. Israel A. Englander is the Managing Member of Millennium Management, L.L.C. The business address of Mr. Englander is c/o Millennium Management, L.L.C., 666 Fifth Avenue, New York, New York 10103.

      RJG Capital Partners, L.P. is a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal offices of RJG Capital Partners, L.P. is 11517 West Hill Drive, North Bethesda, Maryland 20852.

      The general partner of RJG Capital Partners, L.P. is RJG Capital Management, LLC. RJG Capital Management, LLC is a Delaware limited liability company formed to be the general partner of RJG Capital Partners, L.P. The address of the principal offices of RJG Capital Management, LLC is 11517 West Hill Drive, North Bethesda, Maryland 20852. Ronald Gross is the Managing Member of RJG Capital Management, LLC. The business address of Mr. Gross is c/o RJG Capital Management, LLC, 11517 West Hill Drive, North Bethesda, Maryland 20852.

      (d) - (e) During the last five years, none of the Reporting Entities or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Each natural person identified in Item 2 is a citizen of the United States, other than Graham Cook, a director of Barington Companies Offshore Fund, Ltd. (BVI), who is a citizen of the United Kingdom.

Item 3.           Source and Amount of Funds or Other Consideration.
                  -------------------------------------------------

      All purchases of Common Stock by the Reporting Entities were made in open market transactions except to the extent set forth below. The transactions effected in the past 60 days are described in the attached Schedule III. All such purchases of Common Stock were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The amount of funds expended for such purchases was approximately $6,727,433.33 by Barington Companies Equity Partners, L.P., $2,024,233.36 by Barington Companies Offshore Fund Ltd. (BVI), $2,317,916.34 by Parche, LLC, $12,266,203.41 by Starboard Value & Opportunity Fund, LLC, $5,856,866.85 on behalf of Millenco, L.P. and $222,770.05 by RJG Capital Partners, L.P.

      Certain shares reported in the Statement as owned by Parche, LLC were acquired in private transactions with various transferors for which Ramius Capital Group, LLC or an affiliate serves as the investment manager, the managing member or the managing member of the investment manager. Ramius Capital Group, LLC is the sole member of Admiral Advisors, LLC, which is the managing member of Parche, LLC. Parche, LLC acquired from such transferors an aggregate of 106,542 shares of Common Stock on May 26, 2005 at a per share price of $16.92, equal to the last reported sales price on the Nasdaq National Market on the date the transaction was completed, or an aggregate of $1,802,690.64. The total of 106,542 shares transferred to Parche, LLC were initially acquired by the transferors for an aggregate of $1,820,898.75 (excluding commissions and other execution related costs). Such transferors had, within the 60 days prior to the filing of the Statement, effected the following transactions in the Common Stock: 4/8/05 purchased 694 shares at a price per share of $17.14, 4/11/05 purchased 280 shares at a price per share of $17.00; 4/12/05 purchased 4,572 shares at a price per share of $16.75; 4/13/05 purchased 4,084 shares at a price per share of $16.85; 4/14/05 purchased 4,572 shares at a price per share of $16.62; 4/15/05 purchased 4,572 shares at a price per share of $16.48; 4/18/05 purchased 379 shares at a price per share of $16.41; 4/20/05 purchased 1,829 shares at a price per share of $16.16; 4/21/05 purchased 914 shares at a price per share of $16.60; 4/22/05 purchased 2,438 shares at a price per share of $16.66; 4/22/05 purchased 489 shares at a price per share of $16.50; 4/25/05 purchased 1,219 shares at a price per share of $16.64; 4/26/05 purchased 1,067 shares at a price per share of $16.59; 4/27/05 purchased 2,438 shares at a price per share of $16.56; 4/28/05 purchased 2,024 shares at a price per share of $16.51; 4/29/05 purchased 1,798 shares at a price per share of $16.43; 5/2/05 purchased 18 shares at a price per share of $16.51; 5/3/05 purchased 1,097 shares at a price per share of $16.55; 5/4/05 purchased 3,298 shares at a price per share of $16.72; 5/5/05 purchased 610 shares at a price per share of $17.31; 5/6/05 purchased 293 shares at a price per share of $17.05; 5/9/05 purchased 2,134 shares at a price per share of $17.20; 5/10/05 purchased 2,400 shares at a price per share of $17.19; 5/11/05 purchased 549 shares at a price per share of $16.89; 5/12/05 purchased 2,938 shares at a price per share of $16.73; 5/13/05 purchased 2,240 shares at a price per share of $16.57; 5/16/05 purchased 7,200 shares at a price per share of $16.86; 5/17/05 purchased 4,000 shares at a price per share of $17.10; 5/17/05 purchased 640 shares at a price per share of $17.45; 5/24/05 purchased 8,000 shares at a price per share of $17.02; 5/25/05 purchased 7,650 shares at a price per share of $16.81; 5/26/05 sold an aggregate of 106,542 shares at a price per share of $16.92. All purchases of Common Stock referenced above were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The Reporting Entities do not believe that the information contained in this paragraph is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.

Item 4.           Purpose of Transaction.
                  ----------------------

      Each of the Reporting Entities acquired beneficial ownership of the shares of Common Stock to which this Statement relates in order to obtain a significant equity position in the Company, the Common Stock of which, in the opinion of the Reporting Entities, has been undervalued.

      The Reporting Entities consider their equity position to be for investment purposes only. Each of the Reporting Entities may acquire additional shares of Common Stock or sell or otherwise dispose of any or all of the shares of Common Stock beneficially owned by it, in the open market, in privately negotiated transactions or otherwise. The Reporting Entities may also take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law.

      Except as set forth in this Item 4, none of the Reporting Entities have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of
Schedule 13D. The Reporting Entities intend to review their investment in the Company on a continuing basis. The Reporting Entities have had preliminary discussions with the Company's Chairman/CFO and President/CEO and desire to continue to engage in discussions with management and the Board of Directors of the Company concerning the business, operations and future plans of the Company as well as measures the Reporting Entities believe will maximize shareholder value for the benefit of the Company's stockholders, including, without limitation, the potential sale of the Company. Depending on various factors including, without limitation, the willingness of management and the Board of Directors of the Company to meet with the Reporting Entities, the Company's financial position and business strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Entities may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, seeking Board representation, making proposals to the Company concerning changes to the capitalization, ownership structure or operations of the Company, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock or changing their intention with respect to any and all matters referred to in this Item 4.

Item 5.           Interest in Securities of the Issuer.
                  ------------------------------------

       (a) As of the date hereof, Barington Companies Equity Partners, L.P. beneficially owns an aggregate of 390,914 shares of Common Stock, representing approximately 1.27% of the shares of Common Stock presently outstanding based upon the 30,661,080 shares of Common Stock reported by the Company to be issued and outstanding as of March 31, 2005 in its Form 10-Q filed with the Securities and Exchange Commission on April 11, 2005 (the "Issued and Outstanding Shares").

      As the general partner of Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC may be deemed to beneficially own the 390,914 shares of Common Stock owned by Barington Companies Equity Partners, L.P. As the Managing Member of Barington Companies Investors, LLC, which in turn is the general partner of Barington Companies Equity Partners, L.P., Mr. Mitarotonda may be deemed to beneficially own the 390,914 shares of Common Stock owned by Barington Companies Equity Partners, L.P., constituting approximately 1.27% of the Issued and Outstanding Shares.

      As of the date hereof, Barington Companies Offshore Fund, Ltd. (BVI) beneficially owns 118,325 shares of Common Stock, constituting approximately 0.39% of the Issued and Outstanding Shares. As of the date hereof, Barington Companies Advisors, LLC beneficially owns 301,591 shares of Common Stock, which shares are held in a managed account as further described in Item 6. As the investment advisor to Barington Companies Offshore Fund, Ltd. (BVI), Barington Companies Advisors, LLC may also be deemed to beneficially own the 118,325 shares of Common Stock owned by Barington Companies Offshore Fund, Ltd. (BVI), representing an aggregate of 459,784 shares, constituting approximately 1.37% of the Issued and Outstanding Shares. As the Managing Member of Barington Companies Advisors, LLC, Barington Capital Group, L.P. may be deemed to beneficially own the 301,591 shares of Common Stock beneficially owned by Barington Companies Advisors, LLC and the 118,325 shares of Common Stock owned by Barington Companies Offshore Fund, Ltd. (BVI). As the majority member of Barington Companies Investors, LLC, Barington Capital Group, L.P. may also be deemed to beneficially own the 390,914 shares of Common Stock owned by Barington Companies Equity Partners, L.P., representing an aggregate of 810,830 shares, constituting approximately 2.64% of the Issued and Outstanding Shares. As the general partner of Barington Capital Group, L.P., LNA Capital Corp. may be deemed to beneficially own the 390,914 shares owned by Barington Companies Equity Partners, L.P., the 301,591 shares of Common Stock beneficially owned by Barington Companies Advisors, LLC and the 118,325 shares owned by Barington Companies Offshore Fund, Ltd. (BVI), representing an aggregate of 810,830 shares, constituting approximately 2.64% of the Issued and Outstanding Shares. As the sole stockholder and director of LNA Capital Corp., Mr. Mitarotonda may be deemed to beneficially own the 390,914 shares owned by Barington Companies Equity Partners, L.P., the 301,591 shares of Common Stock beneficially owned by Barington Companies Advisors, LLC and the 118,325 shares owned by Barington Companies Offshore Fund, Ltd. (BVI), representing an aggregate of 810,830 shares, constituting approximately 2.64% of the Issued and Outstanding Shares. Mr. Mitarotonda has sole voting and dispositive power with respect to the 390,914 shares owned by Barington Companies Equity Partners, L.P. and the 118,325 shares owned by Barington Companies Offshore Fund, Ltd. (BVI) and shared voting and dispositive power with respect to the 301,591 shares of Common Stock beneficially owned by Barington Companies Advisors, LLC by virtue of his authority to vote and dispose of such shares. Mr. Mitarotonda disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

      As of the date hereof, each of Parche, LLC and Starboard Value & Opportunity Fund, LLC beneficially own 137,292 and 720,798 shares of Common Stock, respectively, constituting approximately 0.45% and 2.35%, respectively, of the Issued and Outstanding Shares. As the Managing Member of each of Parche, LLC and Starboard Value & Opportunity Fund, LLC, Admiral Advisors, LLC may be deemed to beneficially own the 137,292 shares and the 720,798 shares, respectively, of Common Stock owned by Parche, LLC and Starboard Value & Opportunity Fund, LLC, representing an aggregate of 858,090 shares, constituting approximately 2.8% of the Issued and Outstanding Shares. As the sole member of Admiral Advisors, LLC, Ramius Capital Group, LLC may be deemed to beneficially own the 137,292 shares and the 720,798 shares, respectively, of Common Stock owned by Parche, LLC and Starboard Value & Opportunity Fund, LLC, representing an aggregate of 858,090 shares, constituting approximately 2.8% of the Issued and Outstanding Shares. As the Managing Member of Ramius Capital Group, LLC, C4S & Co., LLC may be deemed to beneficially own the 137,292 shares and the 720,798 shares, respectively, of Common Stock owned by Parche, LLC and Starboard Value & Opportunity Fund, LLC, representing an aggregate of 858,090 shares, constituting approximately 2.8% of the Issued and Outstanding Shares. As the Managing Members of C4S & Co., LLC, each of Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss may be deemed to beneficially own the 137,292 shares and the 720,798 shares, respectively, of Common Stock owned by Parche, LLC and Starboard Value & Opportunity Fund, LLC, representing an aggregate of 858,090 shares, constituting approximately 2.8% of the Issued and Outstanding Shares. Each of Messrs. Cohen, Stark, Solomon and Strauss share voting and dispositive power with respect to the 137,292 shares and the 720,798 shares, respectively, owned by Parche, LLC and Starboard Value & Opportunity Fund, LLC, by virtue of their shared authority to vote and dispose of such shares. Messrs. Cohen, Stark, Solomon & Strauss disclaim beneficial ownership of such shares.

      As of the date hereof, Millenco, L.P. may be deemed to beneficially own an aggregate of 341,459 shares of Common Stock, representing approximately 1.11% of the Issued and Outstanding Shares.

      As the general partner of Millenco, L.P., Millennium Management, L.L.C. may be deemed to beneficially own the 341,459 shares of Common Stock which may be deemed to be beneficially owned by Millenco, L.P. As the Managing Member of Millennium Management, L.L.C., which in turn is the general partner of Millenco, L.P., Mr. Englander may be deemed to beneficially own the 341,459 shares of Common Stock which may be deemed to be beneficially owned by Millenco, L.P., constituting approximately 1.11% of the Issued and Outstanding Shares. Mr. Englander disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

      As of the date hereof, RJG Capital Partners, L.P. beneficially owns 12,500 shares of Common Stock, constituting approximately 0.04% of the Issued and Outstanding Shares. As the general partner of RJG Capital Partners, L.P., RJG Capital Management, LLC may be deemed to beneficially own the 12,500 shares owned by RJG Capital Partners, L.P., constituting approximately 0.04% of the Issued and Outstanding Shares. As the managing member of RJG Capital Management, LLC, which in turn is the general partner of RJG Capital Partners, L.P., Mr. Gross may be deemed to beneficially own the 12,500 shares owned by RJG Capital Partners, L.P., constituting approximately 0.04% of the Issued and Outstanding Shares. Mr. Gross has sole voting and dispositive power with respect to the 12,500 shares owned by RJG Capital Partners, L.P. by virtue of his authority to vote and dispose of such shares. Mr. Gross disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

      The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

      (b) Each of the Reporting Entities may be deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by such person by virtue of their respective positions as described in paragraph
(a), except for the following persons:

            (1) Messrs. Cohen, Stark, Solomon and Strauss have shared authority to vote and dispose of the shares reported as beneficially owned by them. Messrs. Cohen, Stark, Solomon and Strauss disclaim beneficial ownership of such shares.

            (2) Pursuant to an account management agreement between Millennium Operations, LLC and Barington Companies Advisors, LLC (the "Management Agreement"), Barington Companies Advisors, LLC manages an investment account on behalf of Millenco, L.P. The 301,591 shares of Common Stock purchased in that managed account on behalf of Millenco, L.P. have been reported herein as being beneficially owned by Barington Companies Advisors, LLC, Barington Capital Group, L.P., LNA Capital Corp. and James Mitarotonda and may also be deemed to be beneficially owned by Millenco, L.P., Millennium Management, L.L.C. and Israel Englander. Each such Reporting Entity has shared voting and dispositive power with resepct to such shares.

      Except as set forth above, each of the other Reporting Entities may be deemed to have sole voting and dispositive power with respect to the shares each reports as beneficially owned by such person, regardless of the fact that multiple Reporting Entities within the same chain of ownership report sole voting and dispositive power with respect to such shares. Each such Reporting Entity reports sole voting and dispositive power with respect to such shares based on such person's relationship to the other Reporting Entities within the same chain of ownership. Except to the extent expressly stated herein, each Reporting Entity disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Entity.

      (c) No person identified in Item 2 hereof has effected any transaction in shares of such Common Stock during the 60 days preceding the date hereof, except to the extent disclosed herein.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.
            --------------------------------------------------------------------

       Barington Capital Group, L.P. or one or more of its affiliates expect to receive from Starboard Value & Opportunity Fund, LLC and Parche, LLC a fee with respect to certain profits those entities may derive from their investment in the Common Stock of the Company. An agreement between the parties with respect to the foregoing has not yet been formalized.

      Barington Companies Investors, LLC pays a monthly consulting fee to RJG Capital Management, LLC for certain consulting services it provides to Barington Companies Equity Partners, L.P. The arrangement with respect to the foregoing is pursuant to a verbal agreement between the parties.

      Pursuant to an account management agreement between Millennium Operations, LLC and Barington Companies Advisors, LLC (the "Management Agreement"), Barington Companies Advisors, LLC manages an investment account on behalf of Millenco, L.P. The 301,591 shares of Common Stock purchased in that managed account on behalf of Millenco, L.P. have been reported herein as being beneficially owned by Barington Companies Advisors, LLC, Barington Capital Group, L.P., LNA Capital Corp. and James Mitarotonda and may also be deemed to be beneficially owned by Millenco, L.P., Millennium Management, L.L.C. and Israel Englander.

Note:   Millennium Partners, L.P. a Cayman Islands limited partnership, is a limited partner of Millenco, L.P. As a limited partner, Millennium Partners, L.P. has no investment or voting control over Millenco, L.P. or its securities positions.

Item 7.     Material to be Filed as Exhibits.
            --------------------------------

Exhibit No. 1           Exhibit Description
--------------------------------------------------------------------------------
99.1 Agreement of Joint Filing among Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, James Mitarotonda, Barington Companies Offshore Fund, Ltd.,
                 Barington Companies Advisors, LLC, Barington Capital Group, L.P., LNA Capital Corp., Parche, LLC, Starboard Value & Opportunity Fund, LLC, Admiral Advisors, LLC, Ramius Capital Group, LLC, C4S & Co., LLC, Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon, Thomas W. Strauss, Millenco, L.P., Millennium Management, L.L.C., Israel A. Englander, RJG
                 Capital Partners, L.P., RJG Capital Management, LLC and Ronald Gross dated June 6, 2005.
--------------------------------------------------------------------------------
99.2             Power of attorney for Peter A. Cohen, Morgan B. Stark, Thomas
                 W. Strauss and Jeffrey M. Solomon dated March 11, 2005.
--------------------------------------------------------------------------------

                                   SIGNATURES
                                   ----------

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  June 6, 2005

                                       BARINGTON COMPANIES EQUITY PARTNERS, L.P.
                                       By: Barington Companies Investors,
                                           LLC, its general partner


                                       By: /s/ James A. Mitarotonda
                                          -------------------------------------
                                       Name:  James A. Mitarotonda
                                       Title: Managing Member


                                       BARINGTON COMPANIES INVESTORS, LLC


                                       By: /s/ James A. Mitarotonda
                                           ------------------------------------
                                       Name:  James A. Mitarotonda
                                       Title: Managing Member


                                       /s/ James A. Mitarotonda
                                       ----------------------------------------
                                       James A. Mitarotonda



                                       BARINGTON COMPANIES OFFSHORE FUND,
                                       LTD. (BVI)


                                       By: /s/ James A. Mitarotonda
                                           ------------------------------------
                                       Name:  James A. Mitarotonda
                                       Title: Manager

                                       BARINGTON COMPANIES ADVISORS, LLC



                                       By: /s/ James A. Mitarotonda
                                           ------------------------------------
                                       Name:  James A. Mitarotonda
                                       Title: Managing Member

                                       BARINGTON CAPITAL GROUP, L.P.
                                       By:  LNA Capital Corp., its general
                                            partner

                                       By: /s/ James A. Mitarotonda
                                           ------------------------------------
                                       Name:  James A. Mitarotonda
                                       Title: President and CEO


                                       LNA CAPITAL CORP.


                                       By: /s/ James A. Mitarotonda
                                           ------------------------------------
                                       Name:  James A. Mitarotonda
                                       Title: President and CEO

                                       PARCHE, LLC
                                       By: Admiral Advisors, LLC, its managing
                                           member


                                       By: /s/ Jeffrey M. Solomon
                                           ------------------------------------
                                       Name:  Jeffrey M. Solomon
                                       Title: Authorized Signatory


                                       STARBOARD VALUE & OPPORTUNITY FUND, LLC
                                       By: Admiral Advisors, LLC, its
                                           managing member


                                       By: /s/ Jeffrey M. Solomon
                                           ------------------------------------
                                       Name:  Jeffrey M. Solomon
                                       Title: Authorized Signatory


                                       ADMIRAL ADVISORS, LLC
                                       By:  Ramius Capital Group, LLC, its
                                            sole member


                                       By: /s/ Jeffrey M. Solomon
                                           ------------------------------------
                                       Name:  Jeffrey M. Solomon
                                       Title: Authorized Signatory

                                       RAMIUS CAPITAL GROUP, LLC
                                       By:  C4S & Co., LLC, its Managing Member


                                       By: /s/ Jeffrey M. Solomon
                                           ------------------------------------
                                       Name:  Jeffrey M. Solomon
                                       Title: Managing Member


                                       C4S & CO., LLC



                                       By: /s/ Jeffrey M. Solomon
                                           ------------------------------------
                                       Name:  Jeffrey M. Solomon
                                       Title: Managing Member



                                       /s/ Jeffrey M. Solomon
                                       ----------------------------------------
                                       Jeffrey M. Solomon, individually and
                                       as attorney-in-fact for Peter A.
                                       Cohen, Morgan B. Stark, and Thomas W.
                                       Strauss


                                       MILLENCO, L.P.
                                       By: Millennium Management,
                                          L.L.C., its general partner

                                       By: /s/ David Nolan
                                          --------------------------------------
                                       Name:  David Nolan
                                       Title: Executive Vice President

                                       MILLENIUM MANAGEMENT, L.L.C.

                                       By: /s/ David Nolan
                                          --------------------------------------
                                       Name:  David Nolan
                                       Title: Executive Vice President

                                       /s/ Israel A. Englander by Simon M. Lorne
                                           pursuant to Power of Attorney
                                           previously filed with the SEC
                                       -----------------------------------------
                                       Israel A. Englander

                                       RJG CAPITAL PARTNERS, L.P.

                                       By: RJG Capital Management, LLC,
                                           its general partner

                                       By: /s/ Ronald J. Gross
                                          --------------------------------------
                                       Name:  Ronald J. Gross
                                       Title: Managing Member

                                          RJG CAPITAL MANAGEMENT, LLC


                                          By: /s/ Ronald J. Gross
                                             -----------------------------------
                                          Name:  Ronald J. Gross
                                          Title: Managing Member

                                          /s/ Ronald J. Gross
                                          --------------------------------------
                                          Ronald J. Gross

                                   SCHEDULE I

   Directors and Officers of Barington Companies Offshore Fund, Ltd. (BVI)


Name and Position                Principal Occupation                     Principal Business Address
-----------------                --------------------                     --------------------------

James A. Mitarotonda             Chairman of Barington                    888 Seventh Avenue
Director and President           Capital Group, L.P.                      17th Floor
                                                                          New York, NY 10019

Sebastian E. Cassetta            Executive Vice President and             888 Seventh Avenue
Director                         Chief Operating Officer of               17th Floor
                                 Barington Capital Group, L.P.            New York, NY 10019

Edith Conyers                    General Manager of Forum                 Washington Mall 1, 3rd Flr.
Director                         Fund Services, Ltd.                      22 Church Street
                                                                          Hamilton HM11, Bermuda

Graham Cook                      Director/Manager, Corporate              Bison Court
Director                         Services of Byson Financial              P.O. Box 3460
                                 Services, Ltd.                           Road Town, Tortola
                                                                          British Virgin Islands

Forum Fund Services, Ltd.        Fund Administration                      Washington Mall 1, 3rd Flr.
Secretary                                                                 22 Church Street
                                                                          Hamilton HM11, Bermuda

Melvyn Brunt                     Chief Financial Officer of               888 Seventh Avenue
Treasurer                        Barington Capital Group, L.P.            17th Floor
                                                                          New York, NY 10019

                                   SCHEDULE II

                          Officers of LNA Capital Corp.


Name and Position                   Principal Occupation                  Principal Business Address
-----------------                   --------------------                  --------------------------

James A. Mitarotonda                Chairman of Barington                 888 Seventh Avenue
President and CEO                   Capital Group, L.P.                   17th Floor
                                                                          New York, NY 10019

Sebastian E. Cassetta               Executive Vice President and          888 Seventh Avenue
Secretary                           Chief Operating Officer of            17th Floor
                                    Barington Capital Group, L.P.         New York, NY 10019

Melvyn Brunt                        Chief Financial Officer of            888 Seventh Avenue
Treasurer                           Barington Capital Group, L.P.         17th Floor

                                  SCHEDULE III

        This schedule sets forth information with respect to each purchase of Common Stock which was effectuated by a Reporting Entity during the past 60 days. All transactions were effectuated in the open market through a broker.

Shares purchased by Barington Companies Equity Partners, L.P.

             Number of
Date           Shares         Price Per Share           Cost(1)
----         ---------        ---------------         -----------
4/08/2005      2,610             17.144               $ 44,745.84
4/11/2005      1,315             17.000               $ 22,355.00
4/12/2005     21,431             16.748               $ 358,926.39
4/13/2005     19,145             16.850               $ 322,593.25
4/14/2005     21,431             16.624               $ 356,268.94
4/15/2005     21,431             16.485               $ 353,290.04
4/18/2005      1,775             16.414               $ 29,134.85
4/20/2005      8,572             16.164               $ 138,557.81
4/21/2005      4,286             16.598               $ 71,139.03
4/22/2005     11,430             16.658               $ 190,400.94
4/22/2005      2,292             16.501               $ 37,820.29
4/25/2005      5,715             16.635               $ 95,069.03
4/26/2005      5,001             16.589               $ 82,961.59
4/27/2005     11,430             16.559               $ 189,269.37
4/28/2005      4,110             16.506               $ 67,839.66
4/29/2005      3,652             16.435               $ 60,020.62
5/02/2005         86             16.510               $ 1,419.86
5/03/2005      5,143             16.551               $ 85,121.79
5/04/2005     15,459             16.723               $ 258,520.86
5/05/2005      2,858             17.313               $ 49,480.55
5/06/2005      1,371             17.047               $ 23,371.44
5/09/2005     10,001             17.200               $ 172,017.20
5/11/2005      4,457             16.887               $ 75,265.36
5/12/2005     23,869             16.727               $ 399,256.76
5/16/2005     12,000             16.864               $ 202,368.00
5/25/2005      1,594             16.807               $ 26,790.36
5/26/2005      1,672             16.710               $ 27,939.12
5/26/2005        782             16.717               $ 13,072.69
5/27/2005        453             16.653               $ 7,543.81
5/31/2005      3,000             16.500               $ 49,500.00

----------

(1) Excludes commissions and other execution-related costs.


Shares purchased by Barington Companies Offshore Fund, Ltd.

             Number of
Date           Shares                Price Per Share           Cost(2)
-------      ---------               ---------------        -----------
 4/8/2005        870                   $17.144              $ 14,915.28
4/11/2005        438                   $17.000              $ 7,446.00
4/12/2005      7,144                   $16.748              $ 119,647.71
4/13/2005      6,382                   $16.850              $ 107,536.70

4/14/2005      7,144                   $16.624              $ 118,761.86
4/15/2005      7,144                   $16.485              $ 117,768.84
4/18/2005        592                   $16.414              $ 9,717.09
4/20/2005      2,858                   $16.164              $ 46,196.71
4/21/2005      1,429                   $16.598              $ 23,718.54
4/22/2005      3,810                   $16.658              $ 63,466.98
4/22/2005        764                   $16.501              $ 12,606.76
4/25/2005      1,905                   $16.635              $ 31,689.68
4/26/2005      1,667                   $16.589              $ 27,653.86
4/27/2005      3,810                   $16.559              $ 63,089.79
4/28/2005      4,110                   $16.506              $ 67,839.66
4/29/2005      3,652                   $16.435              $ 60,020.62
 5/2/2005         28                   $16.510              $ 462.28
 5/3/2005      1,715                   $16.551              $ 28,384.97
 5/4/2005      5,153                   $16.723              $ 86,173.62
 5/5/2005        952                   $17.313              $ 16,481.98
 5/6/2005        457                   $17.047              $ 7,790.48
 5/9/2005      3,334                   $17.200              $ 57,344.80
5/11/2005      1,114                   $16.887              $ 18,812.12
5/12/2005      5,967                   $16.727              $ 99,810.01
5/16/2005      3,000                   $16.864              $ 50,592.00
5/25/2005        478                   $16.807              $ 8,033.75
5/26/2005        502                   $16.710              $ 8,388.42
5/26/2005        234                   $16.717              $ 3,911.78
5/27/2005        136                   $16.653              $ 2,264.81
5/31/2005        900                   $16.500              $ 14,850.00

----------

(2) Excludes commissions and other execution-related costs.

Shares purchased by Parche, LLC


               Number of
Date            Shares              Price Per Share           Cost(3)
----           ---------            ---------------         -----------
5/26/2005        104,842               16.920                 $1,773,927.00
5/26/2005        8,025                 16.710                 $134,095.39
5/26/2005        3,750                 16.717                 $62,689.82
5/26/2005        1,700                 16.920                 $28,764.00
5/27/2005        2,175                 16.653                 $36,219.33
5/31/2005        14,400                16.500                 $237,595.68

----------

(3) Excludes commissions and other execution-related costs.

Shares purchased by Starboard Value & Opportunity Fund, LLC


             Number of
Date           Shares                Price Per Share           Cost(4)
----         ---------               ---------------         -----------
4/8/2005        3,646                  17.144                 $62,507.90
4/11/2005       1,472                  17.000                 $25,024.00
4/12/2005       24,003                 16.748                 $402,012.24

4/13/2005       21,443                 16.850                 $361,317.11
4/14/2005       24,003                 16.624                 $399,014.28
4/15/2005       24,003                 16.485                 $395,687.04
4/18/2005       1,987                  16.413                 $32,613.34
4/20/2005       9,601                  16.164                 $155,188.45
4/21/2005       4,801                  16.598                 $79,684.84
4/22/2005       12,802                 16.658                 $213,254.10
4/22/2005       2,566                  16.501                 $42,341.94
4/25/2005       6,401                  16.635                 $106,480.89
4/26/2005       5,600                  16.589                 $92,901.03
4/27/2005       12,802                 16.559                 $211,985.66
4/28/2005       10,625                 16.506                 $175,375.08
4/29/2005       9,442                  16.435                 $155,178.09
5/2/2005        97                     16.513                 $1,601.77
5/3/2005        5,761                  16.551                 $95,348.83
5/4/2005        17,314                 16.723                 $289,536.58
5/5/2005        3,200                  17.313                 $55,400.31
5/6/2005        1,537                  17.047                 $26,201.23
5/9/2005        11,201                 17.200                 $192,657.20
5/10/2005       12,600                 17.194                 $216,643.56
5/11/2005       2,880                  16.887                 $48,635.80
5/12/2005       15,426                 16.727                 $258,031.01
5/13/2005       11,760                 16.571                 $194,880.00
5/16/2005       37,800                 16.864                 $637,448.28
5/17/2005       21,000                 17.100                 $359,100.00
5/17/2005       3,360                  17.445                 $58,616.04
5/24/2005       42,000                 17.021                 $714,865.20
5/25/2005       40,163                 16.806                 $674,999.30
5/26/2005       42,131                 16.710                 $703,996.61
5/26/2005       19,687                 16.717                 $329,113.18
5/27/2005       11,419                 16.653                 $190,155.67
5/31/2005       75,600                 16.500                 $1,247,377.32


----------

(4) Excludes commissions and other execution-related costs.

Shares purchased on behalf of Millenco, L.P.

               Number of
Date            Shares              Price Per Share            Cost(5)
----           ---------            ---------------          -----------
4/8/2005         2,180                 17.144                 $37,374.36
4/11/2005        (200)                 17.000                 $(3,400.00)
4/11/2005        1,095                 17.000                 $18,615.00
4/12/2005        (676)                 17.010                 $(11,498.76)
4/12/2005        17,850                16.748                 $298,958.94
4/13/2005        15,946                16.850                 $268,691.69
4/14/2005        17,850                16.624                 $296,729.48
4/15/2005        (200)                 16.400                 $(3,280.00)
4/15/2005        17,850                16.485                 $294,255.47
4/18/2005        1,478                 16.413                 $24,259.15
4/20/2005        (400)                 16.192                 $(6,477.00)
4/20/2005        7,140                 16.164                 $115,409.53
4/21/2005        3,570                 16.598                 $59,253.08
4/22/2005        (2,300)               16.480                 $(37,905.00)
4/22/2005        11,429                16.632                 $190,083.81
4/25/2005        4,760                 16.635                 $79,183.08
4/26/2005        (600)                 16.580                 $(9,948.00)
4/26/2005        4,165                 16.589                 $69,094.85
4/27/2005        (500)                 16.656                 $(8,328.00)
4/27/2005        9,520                 16.559                 $157,639.78
4/28/2005        (700)                 16.500                 $(11,550.00)
4/28/2005        12,331                16.506                 $203,534.25
4/29/2005        10,956                16.435                 $180,060.76
5/2/2005         (700)                 16.660                 $(11,662.00)
5/2/2005         71                    16.510                 $1,172.21
5/3/2005         (600)                 16.680                 $(10,008.00)
5/3/2005         4,284                 16.551                 $70,903.20
5/4/2005         (500)                 17.008                 $(8,504.00)
5/4/2005         12,876                16.723                 $215,321.49
5/5/2005         2,380                 17.313                 $41,203.75
5/6/2005         1,142                 17.047                 $19,467.56
5/9/2005         (400)                 17.538                 $(7,015.00)
5/9/2005         8,330                 17.200                 $143,276.00
5/10/2005        (253)                 17.306                 $(4,378.43)
5/19/2005        (100)                 17.440                 $(1,744.00)
5/25/2005        1,115                 16.807                 $18,739.25
5/26/2005        1,717                 16.712                 $28,694.71
5/27/2005          317                 16.653                 $5,278.87
5/31/2005        2,100                 16.500                 $34,649.37
----------

(5) Excludes commissions and other execution-related costs.


Shares purchased on behalf of RJG Capital Partners, L.P.


                Number of
Date               Shares             Price Per Share           Cost(6)
----             ---------            ---------------         -----------
4/20/05           1,000                   16.1730             $16,173.00

----------

(6) Excludes commissions and other execution-related costs.